

12013680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 16 2012

Washington, DC
123

SEC FILE NUMBER
8- 52158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/11_____ AND ENDING _____12/31/11_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VFIC Securities, Inc

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1030 Old Valley Forge Road
_____
(No. and Street)

King of Prussia   PA   19406
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward M. McLean   484-679-4046
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gallagher, Mc Devitt Schalleur & Surgent LLC
_____
(Name – if individual, state last, first, middle name)

237 Lancaster Ave Suite 1000   Devon   PA   19333
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _Edward M McLean_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _VFIC Securities In_ , as of _12/31_ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO
Title

Ann M Suplee
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VFIC Securities, Inc.

Financial Statements

December 31, 2011

Page



GMS Surgent
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

<u>Independent Auditors' Report</u>

Board of Directors
VFIC Securities, Inc.
King of Prussia, PA

We have audited the accompanying statement of financial condition of VFIC Securities, Inc. (the "Company") as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VFIC Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gallagher, McDevitt, Schalleur & Surgent, LLC
Devon, Pennsylvania
February 27, 2012

Tel. 610.975.9122 • Fax. 610.975.9132 • www.gmssurgent.com

Assets

Cash and cash equivalents	$	108,142
Accounts receivable, net of allowance		55,598
Related party receivable		4,995
Investments		12,255
Prepaid expenses		15,399
Furniture and fixtures, at cost, less accumulated depreciation of $48		3,949

Total assets	**$**	**200,338**

Liabilities and Stockholders' Equity

Liabilities

Accounts payable	$	54,818

Total liabilities		**54,818**

Stockholders' equity

Common stock, no par value, stated value $0.15 per share;	
100,000 shares authorized, issued, and outstanding	15,000
Retained earnings	123,993
Accumulated other comprehensive income	6,527

Total stockholders' equity	**145,520**

Total liabilities and stockholders' equity	**$**	**200,338**

VFIC Securities, Inc.
Statement of Income
Year Ended December 31, 2011

Revenues		
Commissions	$	1,382,837
Interest		1,783
Total revenues		1,384,620
Expenses		
Advertising		200
Broker dealer fees		22,666
Commissions and management fees		973,759
Computer expense		9,701
Director fees		2,178
Depreciation		48
Dues and licenses		10,116
Education and seminars		3,826
Employee benefits		44,178
Insurance		14,791
Miscellaneous expense		3,394
Office expense		11,818
Payroll taxes		15,959
Retirement plan		10,723
Professional fees		12,750
Rent		16,148
Salaries and wages		168,656
Travel and entertainment		10,143
Total expenses		1,331,054
Net income		53,566
Other comprehensive income		
Unrealized gain arising during the year on securities available for sale		390
Total other comprehensive income		390
Comprehensive income	$	53,956

See independent auditors' report.
The accompanying notes are an integral part of these financial statements.

- 3 -

VFIC Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2011

	Common Stock		Retained Earnings (Deficit)		Accumulated Other Comprehensive Income (Deficit)		Total	
Balance, December 31, 2010	$	15,000	$	110,427	$	6,137	$	131,564
Net income		-		53,566		-		53,566
Other comprehensive income		-		-		390		390
Total comprehensive income		-		53,566		390		53,956
Distributions		-		(40,000)		-		(40,000)
Balance, December 31, 2011	$	15,000	$	123,993	$	6,527	$	145,520

Cash flows from operating activities

Net income	$	53,566
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Depreciation and amortization		48
(Gain) loss on disposal of property		
Realized (gain) loss on investments		
(Increase) decrease in accounts receivable, net of allowance		(16,499)
(Increase) decrease in related party receivable		(634)
(Increase) decrease in prepaid expenses		4,616
Increase (decrease) in accounts payable		32,532
Net cash provided by operating activities		73,629

Cash flows from investing activities

Cash paid for purchases of property and equipment		(3,997)
Net cash used for investing activities		(3,997)

Cash flows from financing activities

Shareholder distributions		(40,000)
Net cash used for financing activities		(40,000)

Net increase in cash and cash equivalents		29,632
Cash and cash equivalents, beginning of year		78,510
Cash and cash equivalents, end of year	$	108,142

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
VFIC Securities, Inc. (the Company) is registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

The Company operates a branch in a suburban community in Pennsylvania. The Company's primary source of revenue is from commissions on investment transactions in mutual funds and private equity securities. Customers are predominately located in the northeastern section of the United States.

Basis of Accounting
The financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
The Company recognizes bad debt expense under the direct write-off method. Accounts receivable consist of commissions on investment transactions in mutual funds and private equity securities. At December 31, 2011 the Company believes the accounts receivable balance is collectible and that a reserve requirement is not necessary.

Furniture and Fixtures
Furniture and fixtures are recorded at cost. The cost of furniture and fixtures is depreciated using the straight line method of depreciation over a recovery period of seven years. Renewals and betterments considered to materially extend the asset's useful life are capitalized. Maintenance and repairs are charged to operations when incurred. The cost and corresponding accumulated depreciation at December 31, 2011 was $3,997 and ($48), respectively. Depreciation expense for the year ended December 31, 2011 was $48.

Financial Instruments
The Company's financial instruments are cash and cash equivalents, accounts receivable, investments, and accounts payable. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. Investments are recorded at fair market value based on closing market prices.

Compensated Absences
Employees of the Company are entitled to paid sick leave, depending on length of service. It is impracticable to estimate the amount of compensation for absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees. The Company's management believes the amount is not material to the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Costs
The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2011 were $200.

Commissions
Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Fair Value Measurements
The Company follows the accounting guidance regarding Fair Value Measurements. The guidance defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.

- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used at December 31, 2011.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Concentration of Credit Risk
The Company places its cash and cash equivalents with financial institutions, which at times may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 on interest bearing accounts and are fully insured on noninterest bearing accounts. At December 31, 2011, the Company had $0 in excess of FDIC insured limits.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company, with the consent of its shareholders effective January 1, 2006, has elected under the Internal Revenue Code to be taxed as an S Corporation. The shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements. Certain specific deductions and credits flow through the Company to its shareholders.

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Pennsylvania. With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations for returns filed with tax authorities beyond the six year statute of limitations.

The Company follows the provisions of the accounting guidance regarding Accounting for Uncertainty in Income Taxes. The Company has not identified any uncertain tax positions and therefore no amounts have been accrued at year end.

NOTE 2 - INVESTMENTS

The Company has an investment in an equity security, which is classified as an available-for-sale security. The fair value of the investment, which is traded in the public market, is determined using the closing market price on the balance sheet date. Any appreciation or depreciation of the investment's value is reported as other comprehensive income in the period in which it occurs. Realized gains and losses on investment sales are determined based on the proceeds received upon disposition versus actual costs. At the time an investment is disposed of, any previously recorded unrealized appreciation or depreciation is reclassified to a realized gain or loss.

Following is an investment summary detailing the sources used to value investments as of December 31, 2011.

	Fair Value Measurements at Report Date Using		
	Quoted Prices In Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	(Level 1)	(Level 2)	(Level 3)
500 Shares NASDAQ Stock Market	$12,255	N/A	N/A
Total	$12,255	N/A	N/A

At December 31, 2011, the investment in NASDAQ Stock Market had a cost basis of $6,500 and an unrealized gain on investment of $5,755.

Changes in Fair Value Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total investments. For the year ended December 31, 2011, there were no transfers in or out of levels 1, 2 or 3.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company pays commissions and management fees to Valley Forge Investment Consultants, Inc. (VFIC) for management services provided to the Company. The commissions and management fees for 2011 amounted to $629,375. In addition Valley Forge Financial Group, Inc. (VFFG) allocated $551,417 in costs to the Company for salary, employee benefits, insurance, and occupancy expenses. Rental expense of $16,148 includes $13,788 paid to an entity controlled by VFFG's controlling stockholder for office space in King of Prussia, PA. At December 31, 2011, accounts payable to VFIC and VFFG were $45,846 and $8,972, respectively. VFIC and VFFG have common ownership with the Company.

In 2011, the Company received placement fees from entities commonly owned by the owners of VFIC of $134,864, which is included in gross commissions. At December 31, 2011, accounts receivable included $4,995 due from these entities.

NOTE 4 - RETIREMENT PLAN

Eligible employees participate in a 401(k) Savings Plan of an affiliated entity, which provides for contributions at the option of the Company. The Company contributed $10,723 to the Plan in 2011.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $119,339, which was $114,339 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.459 to 1.

The Company is exempt from the reserve requirements under rule 15c3-3 of the SEC at December 31, 2011 since there were no customer accounts carried on its books as of that date or at any time during the year ended December 31, 2011. Regarding Securities and Exchange Commission Rule 15c3-3 Exemption (k)(2)(i), the Company does not hold customer funds or safe keep customer securities.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2012, which is the date the financial statements were available to be issued.

Supplementary Information

Total stockholders' equity	$	145,520
Nonallowable assets		
Related party receivable		(4,995)
Haircut on investments (15%)		(1,838)
Furniture and fixtures		(3,949)
Prepaid expenses		(15,399)
Net capital	$	119,339
Aggregate indebtedness		
Account payable		54,818
Computation of basis net capital requirement		
Net capital	$	119,339
Minimum net capital requirement		5,000
Excess net capital	$	114,339
Excess net capital at 1,000 percent	$·	113,857
Ratio: Aggregate indebtedness to net capital		0.459 : 1

Reconciliation with Company's computation (included in part II of
  Form X-17A-5 as of December 31, 2011)

Net capital as reported in the Company's part II (unaudited) FOCUS report	$	140,062
Difference due to unrecorded receivables:		
Commissions expense not accrued		2,532
Difference due to unrecorded liabilities:		
Commissions expense not accrued		(23,255)
Net capital per above	$	119,339



GMS Surgent

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

<u>Independent Auditors' Report on Internal Control</u>

Board of Directors
VFIC Securities, Inc.
King of Prussia, PA

In planning and performing our audit of the financial statements of VFIC Securities, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of VFIC Securities, Inc. as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 27, 2012.

1. The Company has inadequate design of monitoring controls relating to the recognition of commission income and the corresponding liability for commission expense. The control deficiency could result in unreported income and unrecognized liabilities.

    Management Response:

    VFIC Securities, Inc. has improved their monitoring controls over the recognition of commission income and the corresponding commission expense. Upon receipt of the cash basis financial statements each month, the Chief Financial Officer, will test a number of transactions, by reviewing the cash receipts journal and determining that the income was appropriately recorded. Commission expense will be tested in the aggregate for mutual fund revenue to assure that the expense is accurate and that the cash has been transferred to the appropriate entity for commission payment to the registered representative.

2. A failure in the operating effectiveness of controls over year-end cash to accrual conversions of financial records occurred, causing cut-off issues. 2011 cash disbursements occurred subsequent to the cash to accrual conversion, which were not identified in the preparation of year-end financial results.

    Management Response:

    The Accounting Manager will notify the Chief Financial Officer when the final cash basis trial balance is available each month and will confirm that no further transactions are being processed. The Chief Financial Officer will use this Trial Balance to create the accrual basis financial statements that are provided to FINRA. The Chief Financial Officer will also utilize the company's bank reconciliations that are provided to him on a monthly basis to test that no transactions have taken place after the date of the "Final" Trial balance.

The Company's written response to the material weaknesses identified in our audit was not subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on it.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we identified the above internal control weaknesses that we consider to be material weaknesses, as defined above, and communicated them in writing to management and those charged with governance on February 27, 2012.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gallagher McDevitt Schalleur & Surgent LLC

Gallagher, McDevitt, Schalleur & Surgent, LLC
Devon, Pennsylvania
February 27, 2012


Board of Directors
VFIC Securities, Inc.
King of Prussia, PA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by VFIC Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating VFIC Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). VFIC Securities, Inc.'s management is responsible for the VFIC Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the VFIC Securities, Inc.'s check history report, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and VFIC Securities, Inc.'s detailed trial balance, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gallagher, McDevitt, Schalleur & Surgent, LLC

Gallagher, McDevitt, Schalleur & Surgent, LLC
Devon, Pennsylvania
March 9, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington. D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ , 20 _____
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address. Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
052158   FINRA   DEC
VFIC SECURITIES INC   15*15
1030 OLD VALLEY FORGE RD
KING OF PRUSSIA PA 19406-4352
```

Note: If any of the information shown on the mailing label requires correction. please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ __337 16__

   B. Less payment made with SIPC-6 filed (exclude interest) (__101.82__)
   __7/31/11__
   Date Paid

   C. Less prior overpayment applied (_____)

   D. Assessment balance due or (overpayment) __235 34__

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ __235.34__

   G. PAID WITH THIS FORM:
   Check enclosed. payable to SIPC
   Total (must be same as F above) $ __235.34__

   H. Overpayment carried forward $(__0__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true. correct and complete.

VFIC SECURITIES, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the __28__ day of __FEB__ , 20 __12__ .

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked _____ Received _____ Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___1/1___ , 20 _11_
and ending ___12/31___ , 20 _11_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ ___1384620___

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

      Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   1247583

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   0

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   390

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

      INTEREST INCOME   1783

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ___0___

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ___0___

      Enter the greater of line (i) or (ii)   0

      Total deductions   1249756

2d. SIPC Net Operating Revenues $ ___134864___

2e. General Assessment @ .0025 $ ___337 16___

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